Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Management Inc.

Commission File No. 001-36638

Sierra Income Corporation, Medley Capital Corporation, Medley Management, Inc.

(Conference Call) August 10, 2018

Corporate Speakers:

•	Brook Taube; Medley Capital Corporation; CEO

•	Rick Allorto; Medley Capital Corporation; CFO

Participants:

•	Craig Siegenthaler; Credit Suisse; Analyst

•	Casey Alexander; Compass Point Research & Trading; Analyst

•	Tim Shea; Wells Fargo; Analyst

•	Kyle Joseph; Jefferies; Analyst

•	Mitchel Penn; Janney Montgomery; Analyst

PRESENTATION

Operator: Welcome. Today’s joint conference call participants are Sierra Income Corporation, Medley Capital Corporation and Medley Management Inc.

Today’s call is being recorded.

Audio replay of the call will be available by using the telephone numbers and PIN provided in the jointly filed press release of the companies. Please note that this call is property of each respective company and that any unauthorized broadcast of this call in any form is strictly prohibited.

At this time all participants are in a listen-only mode but will be prompted for a question and answer session following the prepared remarks. On the call today are Chief Executive Officers Brook Taube and Seth Taube; Jeff Tonkel, president; Rick Allorto, CFO; and Sam Anderson, head of capital markets.

(Operator Instructions)

I would now like to turn the call over to Mr. Taube.

Brook Taube: Thank you, operator and thanks, everybody, for joining this morning. The purpose of this call is to provide an overview of the exciting merger we announced last night. This combines Sierra Income Corporation, Medley Capital Corporation and Medley Management. This is a transformative transaction for our platform and it will create the second largest internally managed BDC and the seventh largest publically traded BDC in the market.

Upon closing, the combined entity will be listed on the New York Stock Exchange and it will be called Sierra Income Corporation. I’m going to go into some detail in this dialogue about the specifics of the transaction, but I really want to start at a higher level and discuss some of the key benefits that this combination brings to our shareholders. First, there’s enhanced liquidity for each shareholder base.

As I mentioned, SIC will be listed simultaneous with closing and we believe both MCC and MDLY gain significant liquidity as a result. Importantly, this will be accretive to the net investment income for both MCC and Sierra Income Corporation. Third, there is a significant increase in our balance sheet on a combined basis that gives us larger scale and strength. And finally, we believe that there is likely to be valuation upside that will result from the fact that this is an internally managed structure.

And we believe that the wholly owned subsidiary that will result, our asset management subsidiary will have the potential to drive net investment income and upside to NAV over time. We did send an overview presentation. For those of you that have it, I’m going to turn to page four. And for those that don’t, I think we’ll speak at a high enough level that you ought to be able to follow the conversation.

Page four summarizes the transaction rationale. Again, it -- this is the combination of the three public entities at Medley. The result, as I mentioned, is the second largest internally managed BDC and the seventh largest publically traded BDC at closing. We’ll have $2 billion of assets on balance sheet with over $1.1 billion of NAV and over $5 billion of AUM if you include third party capital in the asset management subsidiary.

This is going to create a much larger diversified balance sheet, simplifies our structure, this is in keeping with the industry trends of consolidation, and we think that the increased size and diversification has the potential to provide broader access to financing markets and the potential to lower financing costs over time.

I did mention we expect that this will increase liquidity, SIC goes from being public and non-traded to being a listed company through the combination with MCC and MDLY, MCC shareholders gain a larger shareholder base along with the MDLY shareholder base and the portion that comes into the SIC shares.

We do believe that it’s clear that the internally managed structure deserves [and as evidence] a valuation premium and our intention is to drive the performance that will deliver that premium valuation over time. And finally, as I mentioned, due to certain cost synergies we gained from now running what will be one public entity as well as other organizational synergies, this had the ability to drive the accretive to NII as a result of the transaction and also the potential to grow NII and NAV over time as and when our subsidiary asset manager grows.

Page five just lists a select peer group. As you can see, the pro forma combination will rank as the seventh largest BDC in the market with just about $2 billion of assets. In the bold face, you see two internally managed peers that are over $500 million. And the range of valuations clearly demonstrates a premium value to the median for the externally managed group.

Page six, our management team will remain in place. Page seven of transaction summary. The combination occurs through two simultaneous transactions. The first is a merger of MCC into Sierra. Sierra is the larger transaction, so from a GAAP perspective, Sierra is the acquiring entity. And then MDLY becomes a wholly owned subsidiary by an acquisition and merger into Sierra. Those are happening at the same time and are pro dependent, meaning both have to happen as part of this transaction.

The consideration is laid out and there will be further detail in our proxy which will file in the next few weeks. But at a higher level, each MCC share will be converted into 0.805 shares of Sierra common stock. And for the Medley shareholders, the class A common stock shareholders, which is the listed and traded stock, they’ll receive 0.3836 shares of Sierra and a combination of $3.44 of cash consideration and $0.65 per share of special cash dividends.

Medley LLC unit holders have agreed to convert into Medley class A common stock simultaneous. And each Medley class A common stock for the unit holders will also be 0.3836 shares, 3.44 per share of cash consideration and $0.35 per share of a special cash dividend.

I will point out that due to the taxable nature of this transaction, the unit holders will be holding over 100% of their after-tax proceeds. That is to say the cash portion of this for the unit holders goes to pay taxes. And the final point we’ll make is that the unit holders had a tax receivable agreement that they have foregone in aggregate for the benefit of the combined company. On the balance sheet, we’ll have $2 billion of assets.

Using the 6/30 quarterly end numbers for each of our entities, the pro forma NAV of the combined entity would be $7.33. That’s versus a 6/30 quarter end NAV for Sierra Income Corporation of $7.27. And importantly, there will be limited, if any, debt required to finance this transaction and this combination, on a net basis. And the pro forma combination, again, using 6/30 numbers, would deliver regulatory debt to NAV, of 0.62 times.

There are key approvals that are required to accomplish this. They include shareholder approvals at Medley, MCC and Sierra. We will also need SEC approval as well, and they’re our customary in standard other closing conditions. The board, going forward, will consist of the three existing independent directors from Sierra.

They will be joined by two independent directors from MCC, and one of the interested SIC directors, which is one of management, will remain on the board. Again, the listing will occur, simultaneous, on New York, and while we can’t be sure how long some of the conditions take, our best guess today is that this will close at the end of the fourth quarter or early in 2019.

Turning to page eight, this a high-level overview of the structure today at Medley. And what you’ll see at MDLY, the asset manager is publically listed, as folks know, and that is approximately 20% -- I’m rounding -- and unit holders are 80%.

They own Medley, LCC, which is the operating entity that runs the asset manager, and we’ve broken down the key drivers of the revenue for Medley, which include MCC, SIC, the two contracts wit the BDCs. And then, accumulatively, the other advisory entities, which include our institutional funds, manage accounts, Sierra total return fund and other special purpose entities that drive revenues.

I will point out that Sierra is the bottom-center box in light blue. If you turn to page nine, the pro forma structure, what you’ll see is that Sierra becomes the listed entity. That’s the first step, A, simultaneously, that’s B. The two BDCs merge their portfolios. As I described, MCC gets 0.805 shares of Sierra.

The total value, obviously, to MCC will depend, then, on where the Sierra shares trade upon lifting. Then, on step C, is the acquisition of the rest of the [Medley or the Medley platform] into Sierra. And you’ll see that that stays in place with the operation subsidiary and the underlying revenue stream from MCC and the other entities.

The contract with MCC stays in place. That’s a technical matter. Those revenues simply go up to Sierra, and part of the reason it stays in place is to support existing credit and financings there. The net affect for a Sierra shareholder is that 100% of that revenue is within the Sierra structure.

And again, I mentioned the consideration of both Class A shareholders and then the unit holders. A quick overview on the portfolio, and again, I’ll stress that we will have more detail on all of this in the proxies coming out. But what you’ll see on the $2 billion larger portfolio is that it will be 76% first lien, 94% floating rate, highly diversified, and 83% of our loans backing sponsored backed companies that are larger.

This, again, reiterates the migration that began in 2015 and continues today across our platform. Page 11, we have spent significant time over the years, managing and laddering the liability structure of all of our vehicles. And this shows the pro forma liabilities for NewCo, when listed, and it shows that both our laddering and the sensible structure of the liabilities.

Again, this is using 6/30 quarter end numbers giving effect to the merger. And finally, on page 12, just a summary to repeat, this is an exciting and transformative opportunity. We’re going to create the second largest internally managed platform, seventh largest BDC in the market, diversify the balance sheet, and gain scale.

We do expect that this will increase liquidity, certainly, by listing for Sierra and then providing greater for MCC in the portion of MDLY. The upside in valuation is a possibility that we need to earn, but looking at the structures in the market that are comparable, that suggest that that opportunity is there and we are focused on it.

And out of the gates next year, we will have accretion to earnings for both Sierra and MCC, and we expect to continue to grow the asset manager, to help drive NII and NAV over time.

I would like to say thanks to the boards and the special committees that worked hard to get us to this point, to all of the advisors, the financial advisors, and the council and legal firms that were instrumental and looking carefully at how to make this the success that it promises to be when we get it closed, again, at the end of the year or early in 2019.

Thank you all for taking the time.

And we can open the call for questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions)

One moment for our first question. And our first question is from Craig Siegenthaler with Credit Suisse.

Craig Siegenthaler: Good morning, Brook.

Brook Taube: Hi, Craig.

Craig Siegenthaler: Listen, as we estimate the fair value of the transaction, I just wanted to see what you thought from normal dividends in 3Q and potentially, 4Q, given that the deal may close in late 4Q or 1Q. Would that be on top of the $3.44 or is that part of the [$3.44]?

Brook Taube: (inaudible)

Craig Siegenthaler: (inaudible)

Brook Taube: Yes, good question. We have stated that each of the entities will continue to pay dividends on its normal course.

Craig Siegenthaler: Got it. And then only internally managing BDC side, I’m looking at the nice valuation premiums of Main Street and Hercules. In your view, why do they trade at such a nice premium and do you think both business are good comps for the NewCo Sierra?

Brook Taube: Thanks, Craig. Look, we’ve observed what the sell side has said over the years about the internal structure. We thought about it carefully, the alignment of shareholders and management, the alignment and streamlining of the business, the comments that have [set and breathe] structure.

We think some of the comments are persuasive. I will say that Hercules and Main Street have done a terrific job running their business, so it can’t be stated that structure, alone, is necessarily a driving factor.

But we have looked at the numbers ourselves. I’m not sure the data set is too significant, but if you looked at those two and gave them credit for their performance and then you looked at pure group of large, externally managed BDCs that also have demonstrated good performance, the median of those two is 1.5 times -- I’m rounding -- and the median the high-quality and high performing external managers is somewhere around 1.0 or 1.1.

Some portion of that [dealt], we believe, has to be or is likely to be ascribed to structure and the alignment. Obviously, it’s not possible to know with any specificity, but we think the structure is a portion and we also understand and expect to drive the performance, over time, to earn the right to take the rest of the piece that’s related to performance.

Craig Siegenthaler: Thank you, Brook.

Brook Taube: Thanks, Craig.

Operator: Thank you. Our next question comes from Casey Alexander with Compass Point.

Casey Alexander: Yes, good morning. A couple of questions here.

One is can you quantify -- and if you could give us the worst case scenario of the type of cost synergies that you expect to get from the combination -- and if you want to leave yourself some upside for greater cost synergies, that’s fine. But what’s the lowest number of cost synergies that we should expect when looking at the combined entity?

Rick Allorto: Hi, Casey. Good morning. This is Rick. The low end of the range, I would say, is approximately 5 million.

Casey Alexander: Okay. And Rick, just because I want to make sure that I’m not worse at math than I think I am, what would the total shares out be if all of these are combined and happens, what’s the total share count at the new co?

Rick Allorto: 153 million.

Casey Alexander: 153 million shares. Great. Now, Medley, MDLY, is this going to look like a portfolio company and be a non-qualified asset or is this somehow going to sit outside of the BDC structure?

Rick Allorto: Casey, this will look like a portfolio company.

Casey Alexander: Would it be counted as a non-qualified asset, then?

Rick Allorto: No, our expectation is it will be a qualified or a good asset.

Casey Alexander: Okay. Terrific. And lastly -- and I just want to make sure that I understood what I heard -- is that the MDLY LLC shareholders, all of the cash that they are receiving in consideration for the deal is going to pay taxes?

Rick Allorto: That is correct.

Casey Alexander: Okay. Terrific. That’s all of my question. Thank you very much.

Operator: Thank you. Our next question is from Tim Shea with Wells Fargo.

Tim Shea: Hi, guys. Good morning. Thanks for taking my question. On the -- just to clarify here, understanding that there’s a technicality that the Medley and Sierra contract revenues filter up to the top and then down to MDLY to pay the debt service, if I’m correct. Can you give us a sense of what that periodic quarterly burden will be? And then will the -- included, will the DB MED JV continue to exist in there and will that be part of the quarterly as well?

Brook Taube: Thanks. And just to clarify, the Sierra contract does go away. The MCC contract stays in place. MDLY will remain a wholly owned subsidiary and it’s going to operate -- at this point, it will operate with all of its existing business intact. The same revenues and expenses on the liability side. No changes anticipated at this point.

Tim Shea: Okay. Makes sense. And on -- I know in terms of voting for managers and such, the SEC rules are different amongst all sort of scenarios. Which shares are and aren’t allowed to vote on behalf of MCC? Obviously there’s a lot of interested holders, there’s Medley is a holder. Is everyone allowed to vote or are some restricted?

Brook Taube: It’s our understanding that all shares are able to vote. And we will obviously have enormous detail on all components in the proxy that’s coming out here in a few weeks.

Tim Shea: Okay. That will help, I’m sure. And then just one final question, touching upon the first gentleman’s line of questions. You talked about the ability to improve your valuation and talked about other BDCs with demonstrated good performance. Can you talk a little bit on that matter about the competitive process you presumably ran? And if any of -- for example, those managers were providing a solution for MCC, understanding this one was the best, but just what level of interest did you get from other third parties to manage those assets?

Brook Taube: I’m going to point you to the proxy when it comes up because there’s a lot of detail about the enormous effort put in by all of the committees and all the different dialogues that we had. Rather than recount in detail here, I think the proxy’s going to be the place to point you for the comprehensive and thorough processes that occurred around all parts of the transaction.

Tim Shea: Very well. Thanks for taking my questions.

Brook Taube: Thanks.

Operator: (Operator Instructions)

And our next question is from Kyle Joseph with Jeffries.

Kyle Joseph: Hi. Good morning, guys. Thanks for taking my questions. Most of them have been asked, just one follow up from me. I know Sierra files, and we can go through all the details, but just from a high level, could you give us details on the performance and any real difference in strategy between MCC and Sierra?

Brook Taube: Sure. Yes, Kyle. Without getting into too much detail -- we actually do have a conference call this morning on the earnings for Sierra. But I will say Sierra has done a great job over time, it’s raised over $920 million of equity. It has focused on balance on slightly larger borrowers. There is some overlap, clearly, but we will benefit from the diversification of Sierra and the way that it has focused its investing. It looks more like what we focused [at] MCC since 2015.

As we look at the combination here, we’re excited about the larger balance sheet, focus on larger borrowers, a floating rate nature and sponsor-backed. These are themes that we’ve been talking about as we transitioned on the MCC side and we think that the combination will be powerful and position us to continue to do a strong job on the Sierra front in the quarters and year ahead.

Kyle Joseph: That’s helpful. Thanks for answering my question.

Operator: Thank you. Our next question comes from Mitchel Penn with Janney Montgomery.

Mitchel Penn: Hi, guys. Can you provide some more detail on the ownership in terms of how much of the new co are MCC shareholders going to own? What percent?

Brook Taube: Thanks. It’s going to be detailed in the proxy but just from memory, it’s about 65%-ish will be Sierra. There’s going to be about 26%, 27% MCC and then single digit percent for the MDLY piece. I’m just rounding from memory here. This is obviously going to be in the proxy and I think we can also look at that breakdown, that 153 million shares that Rick referenced. If you want to follow up after the call, we can do the detail.

But those numbers are publically available now and it’s clearly going to be outlined in great detail on the proxy.

Mitchel Penn: Great. Thanks. That’s all for me.

Brook Taube: Thanks, Mitch.

Operator: Thank you. And I’m not showing any further questions in the queue. I would like to turn the call to Brook Taube for his final remarks.

Brook Taube: Great. Thank you and thanks again. Great thanks to the shareholders, great thanks to the people that participated to make this opportunity -- at least put us on the launch pad. We have work to do. We’re working hard. We do expect to get this closed at the end of the year. As I mentioned, this is an exciting and transformative time and the entire team at Medley is focused on completing the consolidation of these entities and then delivering for the shareholders in the years ahead. Thank you very much.

Operator: And ladies and gentlemen, thank you for participating in today’s conference. This concludes the program and you may all disconnect. Have a wonderful day.

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No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and Medley intend to file with the SEC and mail to their respective stockholders a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Sierra, MCC, and Medley, respectively. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MEDLEY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. When available, investors and security holders will be able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and Medley, free of charge, from the SEC’s web site at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or Medley’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or Medley by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Potential Solicitation

Sierra, MCC, and Medley and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on March 14, 2018 (the “Sierra 2018 Proxy Statement”). Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on December 21, 2017 (the “MCC 2018 Proxy Statement”). Information regarding Medley’s directors and executive officers is available in its annual report for the year ended December 31, 2017 on Form 10-K filed with the SEC on March 29, 2018 (the “Medley 2017 10-K”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2018 Proxy Statement, the MCC 2018 Proxy Statement, and the Medley 2017 Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities

Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transactions. Such forwardlooking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and Medley may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and Medley stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and Medley’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and Medley; Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and Medley to prevent any material adverse effect relating thereto; certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of Medley; and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and Medley include, but are not limited to, (i) the costs and expenses that Sierra, MCC and Medley have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and Medley, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of Medley to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and Medley prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or Medley’s common stock.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and Medley’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this press release represent Sierra’s, MCC’s and Medley’s views as of the date of hereof. Sierra, MCC and Medley anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or Medley have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or Medley’s views as of any date subsequent to the date of this material.